                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                             Old Stone Corporation
                            -----------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                 Cumulative Voting Convertible Preferred Stock,
                      Series B, par value $1.00 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   680293107
                                   680293305
                                 (CUSIP Number)


William A. Ackman, Manager            With a copy to:
Manticore Properties, LLC             Morris Orens, Esq.
110 East 42nd Street, 18th Floor      Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10017             919 Third Avenue
(212) 286-0300                        New York, New York 10022
                                      (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 17, 1997
                    ----------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                          Page 2 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Manticore Properties LLC (133974831)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,798,769 Common Shares
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         1,798,769 Common Shares
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,798,769 Common Shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    21.3%
14       TYPE OF REPORTING PERSON*
                                    00
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293305                                          Page 3 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Manticore Properties LLC (133974831)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           300,423 Preferred Shares
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         300,423 Preferred Shares
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    300,423 Preferred Shares
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    00
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  680293107                                         Page 4 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners, L.P. (133700768)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          1,798,769 Common Shares
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           1,798,769 Common Shares
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,798,769 Common Shares
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    21.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  680293305                                         Page 5 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners, L.P. (133700768)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          300,423 Preferred Shares
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           300,423 Preferred Shares
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    300,423 Preferred Shares
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                          Page 6 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners II, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          1,798,769 Common Shares
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           1,798,769 Common Shares
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,798,769 Common Shares
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    21.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293305                                          Page 7 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners II, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          300,423 Preferred Shares
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           300,423 Preferred Shares
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    300,423 Preferred Shares
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  This statement on Schedule 13D (this "Statement") relates to the beneficial ownership by Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham Partners, L.P., a New York limited partnership ("Gotham") and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham II, the "Funds"), of shares of Common Stock, par value $1.00 per shares (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per shares (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company").

ITEM 1.           SECURITY AND ISSUER

                  The name of the subject company is Old Stone Corporation, a Rhode Island corporation, and the address of its principal executive offices is 957 Warren Avenue, East providence, Rhode Island 02943.

                  The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Common Shares"), and the Cumulative Voting Convertible Preferred Stock, Series B par value $1.00 per share (the "Preferred Shares").

ITEM 2.           IDENTITY AND BACKGROUND

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by the Purchaser, Gotham and Gotham II (collectively, the "Reporting Persons").

                  The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and the Funds, and the name, principal business address and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I hereto.

                  (d) and (e) During the past five years, none of the Reporting Persons or any of the principals thereof, Section H (as defined herein) or any of the principals thereof, Karenina (as defined herein) or any of the executive officers or directors thereof, or DPB (as defined herein) or any of the executive officers or directors thereof, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

                  The Reporting Persons have filed with the Securities and Exchange Commission (the "Commission") a Schedule 14D-1 and amendments thereto relating to their Offer to Purchase any and all Common Shares and any and all Preferred Shares on the terms and conditions set forth therein (the "Offer"). The Offer expired at 5:00 p.m. New York City time on December 17, 1997. The Purchaser accepted for payment all Shares validly tendered and not withdrawn as of the expiration of the Offer. The Purchaser has been advised by the depositary in the Offer that approximately 1,598,487 Common Shares and 300,423 Preferred Shares had been properly tendered as of the expiration of the Offer including Shares tendered by notice of guaranteed delivery.

                  The aggregate purchase price of the 1,598,487 Common Shares and 300,423 Preferred Shares accepted for payment by the Purchaser is $2,800,179, exclusive of additional costs and expenses of the Offer. Pursuant to an agreement between the Funds and the Purchaser, a copy of which is attached hereto as Exhibit 1, the Funds contributed $2,800,179 of equity capital to the Purchaser to pay for such Shares.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  The Reporting Persons acquired the Shares for investment purposes to make a speculative investment in the outcome of the Company's legal action against the U.S. government. In general, the Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze and evaluate the performance of securities owned by them, including the Shares, and the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

                  Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities and may communicate with Company regarding these or other similar or related matters.

                  In addition, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares. Such actions will depend upon a variety of factors including, without limitation, current and anticipated future trading prices for such Shares, the financial conditions, results of operations and prospects of the Company, alternative investment opportunity, general economic financial market and industry conditions, and future actions of the Company and its management.

                  Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Based on the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

                  On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 300,423 Preferred Shares owned by the Purchaser are convertible into 200,282 Common Shares.

                  The Purchaser beneficially owns 1,798,769 Common Shares (including the 200,282 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 21.3% of the outstanding Common Shares (which would be outstanding following such conversion) and 300,423 or 28.7% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham II have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

                  Each of Gotham and Gotham II, through its ownership of the Purchaser, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, the Shares held by the Purchaser. Accordingly, each of Gotham and Gotham II may be deemed to be the beneficial owner of the Shares held by the Purchaser, and thereby the beneficial owner of 1,798,769 or 21.3% of the outstanding Common Shares and 300,423 or 28.7% of the outstanding Preferred Shares.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,246,175 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

                  (c) On December 17, 1997, the Purchaser accepted for payment all Shares validly tendered and not withdrawn as of the expiration of the Offer. The Purchaser has been advised by the depositary in the Offer that approximately 1,598,487 Common Shares and 300,423 Preferred Shares had been properly tendered as of the expiration of the Offer including Shares tendered by notice of guaranteed delivery. The Common Shares were accepted for payment by the Purchaser at a per share price of $1.00 per share and the Preferred Shares were accepted for payment by the Purchaser at a per share price of $4.00 per share.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1. Agreement, dated November 14, 1997, among Manticore Properties, LLC, Gotham Partners, L.P. and Gotham Partners II, L.P.

                  Exhibit 2.        Agreement of Joint Filing.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1997           MANTICORE PROPERTIES, LLC

                                    By: /s/ William A. Ackman
                                       ------------------------------------
                                        Name:  William A. Ackman
                                        Title:   Manager

                                    GOTHAM PARTNERS, L.P.

                                    By: Section H Partners, L.P.,
                                        its general partner

                                    By: Karenina Corporation
                                        a general partner of
                                        Section H Partners, L.P.

                                    By: /s/ William A. Ackman
                                       ------------------------------------
                                        Name: William A. Ackman
                                        Title:   President

                                    GOTHAM PARTNERS II, L.P.

                                    By: Section H Partners, L.P.,
                                        its general partner

                                    By: Karenina Corporation
                                        a general partner of
                                        Section H Partners, L.P.

                                    By: /s/ William A. Ackman
                                       ------------------------------------
                                        Name: William A. Ackman
                                        Title:   President

                                                                     SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF THE FUNDS AND THE PURCHASER

                  The Purchaser is wholly owned by the Funds. The Funds were each formed to engage in the buying and selling of securities for investment for its own account. Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by William A. Ackman. DPB is wholly owned by David P. Berkowitz.

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of each of Karenina and DPB. Except as otherwise noted, the business address of each such person is 110 East 42nd Street, 18th Floor, New York, New York 10017 and, except as otherwise noted, each such person is a United States citizen. In addition, except as otherwise noted, each director and executive officer of the Funds have been employed in his or her present principal occupation listed below during the last five years.


     NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT,
     ----                              5-YEAR EMPLOYMENT HISTORY
                                       -------------------------
William A. Ackman          Director, President, Secretary and Treasurer of
                           Karenina Corp. (from October 1993 to present). A
                           General Partner of Section H from March 1993 to
                           September 1993. Manager of the Purchaser since 1997.

David P. Berkowitz         Director, President, Secretary and Treasurer of DPB
                           Corp. (from October 1993 to present). A General
                           Partner of Section H from March 1993 to September
                           1993.

                                 Exhibit Index

Exhibit No.       Description
-----------       -----------
Exhibit 1.        Agreement, dated November 14, 1997, among Manticore
                  Properties, LLC, Gotham Partners, L.P. and Gotham
                  Partners II, L.P.

Exhibit 2.        Agreement of Joint Filing.

EXHIBIT 1

                                                              November 14, 1997



Manticore Properties, LLC
110 East 42nd Street, 18th Floor
New York, NY 10017

         Re:      Old Stone Corporation (the "Corporation")

Dear Sir or Madam:

         Each of Gotham Partners, L.P., a New York limited partnership, and Gotham Partners II, L.P., a New York limited partnership (together, the "Funds") hereby commit to contribute, as a capital contribution, up to Fifteen Million Dollars ($15,000,000) (the "Capital Contribution") to Manticore Properties, LLC ("Subsidiary") on the terms detailed herein. The Capital Contribution shall be used to pay for the shares accepted by Subsidiary and all costs and expenses incurred by Subsidiary in connection with its offer to purchase any and all outstanding shares of common Stock, par value $1.00 per share, and any of all of the outstanding shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share, of the Corporation, as further detailed in the Offer to Purchase, dated November 14, 1997 (the "Offer to Purchase"). The Funds shall deliver the Capital Contribution to Subsidiary by confirmed wire transfer to the account designated by Subsidiary on the Expiration Date (as defined in the Offer to Purchase).

         Please confirm your acceptance of the terms of this letter by signing and returning the attached copy of this letter.

                                Sincerely,

                                GOTHAM PARTNERS, L.P.
                                GOTHAM PARTNERS II, L.P.
                                By: Section H Partners, L.P., its General
                                    Partner
                                By: DPB Corp., a General Partner
                                    of Section H Partners, L.P.

                                By: /s/ David P. Berkowitz
                                   ------------------------------------------
                                    By: David P. Berkowitz
                                    Title:  President

Accepted and Agreed:

Manticore Properties, LLC


By:  /s/ William A. Ackman by David P. Berkowitz
   -----------------------------------------------
     Name:  William A. Ackman, Manager,
            by David P. Berkowitz as
            Attorney-in-Fact

EXHIBIT 2

                           AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Shares and Preferred Shares of Old Stone Corporation and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 19th day of December, 1997.

                             MANTICORE PROPERTIES, LLC

                             By:  /s/ William A. Ackman
                                ------------------------------------------
                                  Name:  William A. Ackman
                                  Title:    Manager

                             GOTHAM PARTNERS, L.P.

                             By:  Section H Partners, L.P.,
                                  its general partner

                             By:  Karenina Corporation
                                  a general partner of Section H Partners, L.P.

                             By:  /s/ William A. Ackman
                                ------------------------------------------
                                  Name: William A. Ackman
                                  Title:   President

                             GOTHAM PARTNERS II, L.P.

                             By:  Section H Partners, L.P.,
                                  its general partner

                             By:  Karenina Corporation
                                  a general partner of Section H Partners, L.P.

                             By:  /s/ William A. Ackman
                                ------------------------------------------
                                  Name: William A. Ackman
                                  Title:   President



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